

05041205

AA 3-23-2005 *

SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ECHOtrade, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 970
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH, D.C.
185
SECTION

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Einfalt 312-260-5069
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

191 North Wacker Drive Suite 1400 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3/28/2005

3/23/05

OATH OR AFFIRMATION

I, Eric Einfalt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECHOtrade, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
SAMANTHA S MAKIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/14/07

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] *(a) Facing page.*
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

ECHOtrade, L.L.C.


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
185
SECTION

Statement of Financial Condition
December 31, 2004

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 6

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
ECHOtrade, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of ECHOtrade, L.L.C. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to form an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ECHOtrade, L.L.C. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 15, 2005

ECHOtrade, L.L.C.

Statement of Financial Condition
December 31, 2004

Assets

Cash	$	86,073
Securities owned, at market value		56,165,743
Furniture and equipment, net of accumulated depreciation of $896,681		113,744
Other assets		82,191
	$	56,447,751

Liabilities and Members' Capital

Liabilities		
Securities sold, not yet purchased, at market value	$	24,782,349
Payable to broker-dealers, net		16,663,601
Accounts payable and accrued expenses		726,220
		42,172,170
Commitments and Contingencies		-
Members' Capital		14,275,581
	$	56,447,751

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business and reorganization: ECHOtrade, L.L.C. (the Company), formerly Van Buren Securities, L.L.C. (Van Buren), is a Delaware limited liability company established on November 11, 1996. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Pax Clearing Corporation (Pax), a related party through common ownership, on a fully disclosed basis. The Company is scheduled to terminate operations on December 31, 2026.

On August 2, 2002, Van Buren entered into a merger and reorganization agreement with Echo Trade, L.L.C. and EchoGroup L.L.C. (EchoGroup). As a result of the merger and reorganization, the former Managing Members of Van Buren and EchoGroup were issued 55 percent and 45 percent of the Class A Managing Members Interest of the reorganized Company, respectively.

The Company operates under the provision of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. During the year ended December 31, 2004, the Company maintained no customer accounts or business, as defined.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Net trading gains include realized and unrealized trading gains and losses, interest income, interest expense, dividend income and dividend expense.

Securities owned and securities sold, not yet purchased: Securities owned and securities sold, not yet purchased are recorded at market value using last sales prices on the respective exchanges, with unrealized gains and losses reflected in income.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis using a five-year estimated life.

Income taxes: The Company is a Delaware limited liability company and is not subject to federal income tax. The members' respective shares of the Company's income or loss is reportable on their separate federal and state income tax returns.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statement.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned and securities sold, not yet purchased, are comprised of:

	Owned	Sold, Not Yet Purchased
Equity securities	$ 49,758,358	$ 21,191,826
Listed options	6,407,385	3,590,523
	$ 56,165,743	$ 24,782,349

Note 3. Commitments and Contingencies

The Company leases office space under operating leases. These leases are subject to escalation clauses based on the operating experience of the lessors. At December 31, 2004, the future minimum lease payments of $21,421 under the office leases are due during the year ending December 31, 2005.

Rent expense charged to operations was approximately $672,000 for the year ended December 31, 2004.

Note 4. Related Party Transactions

As discussed in Note 1, the Company clears its trades through Pax, a related party. Clearing fees paid to Pax during the year ended December 31, 2004, were approximately $3,700,000. Pax provides the Company with financing for the purchase of proprietary security positions. The financial statements include a $16,663,601 net payable due Pax at December 31, 2004.

The allocation of net income between the managing and general members is based upon actual trading results in individual members' trading accounts. In addition, a transaction based clearing and execution fee which includes an allocation of corporate overhead is charged to the general members by the Managing Members.

The Company's operating agreement provides for the expulsion, at the Managing Members' discretion, of a member for failure to cure a deficit in their capital account.

Pursuant to the terms of the Company's Operating Agreement, any losses incurred by an individual member in excess of his or her capital account will be charged to the Managing Members and then, at their discretion, pro rata to other general members, as further stipulated/defined in the operating agreement.

Note 5. Financial Instruments with Off Balance Sheet Risk

Member transactions are introduced to and cleared through Pax. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its members in meeting contractual obligations. In conjunction with this guarantee, the Company seeks to control the risks associated with its member activities by requiring members to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the members may be required to deposit additional collateral, or reduce positions, where necessary.

Additionally, Pax as the sole clearing broker for the Company, represents a concentration of credit risk. The Company does not anticipate nonperformance by Pax. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company, as part of its normal business activities, sells short securities and options in its trading inventory. In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions. At December 31, 2004, the Company maintained short security positions in equities and options with market values of $21,191,826 and $3,590,523, respectively. The Company monitors such risk on a daily basis.

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair members' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its members' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of accounts not meeting minimum equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective member's investment portfolio.

Note 6. Notes Payable and Members' Capital

On August 2, 2002, the Notes Payable contributed to the Company by the new members were converted to Class A Managing Members' "Additional Capital," as defined. This Additional Capital will receive a Preferred Return of 7% non-compounded per annum. Distributions of cash allocable to the Class A Managing Members will first be distributed to the Preferred Return and then the Additional Capital until the amounts have been paid in full.

Note 7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $6,738,935, which was $6,638,935 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.11 to 1. The net capital rule may effectively restrict the payment of cash distributions to members.